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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F /x/	Form 40-F / /

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes / /	No /x/

    This Report includes the following documents:

  1.
  A press release from Pearson plc announcing the sale of its shares of RTL Group to Bertelsmann AG.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc
Date: January 10, 2002	By:	/s/ JOHN MAKINSON
	Name:	John Makinson
	Title:	Finance Director

Item 1.

24 December 2001

PEARSON AGREES TO SELL 22% STAKE IN RTL GROUP TO BERTELSMANN FOR 1.5 BILLION EUROS

    Pearson plc has agreed to sell its 22% stake in RTL Group to Bertelsmann AG for a cash consideration of 1.5 billion Euros (£944 million). The disposal includes the sale of the 1.8% stake in RTL that is controlled by Recoletos, Pearson's Spanish media group, and is expected to be completed early in 2002.

    The transaction values Pearson's 34 million RTL shares at 44 Euros per share. It represents an 8% premium over Friday's closing price and a 22% premium over the average price for the past three months.

    Bertelsmann has commenced discussions with the board of RTL with the intention of buying out the remaining public shareholders in RTL at a price of 44 Euros per share.

    Under the terms of the agreement and subject to certain conditions, the price paid to Pearson will be subject to an upward adjustment if Bertelsmann agrees to pay a price in excess of 44 Euros per share to any other RTL shareholder during the next 18 months. Bertelsmann has made it clear that it has no present intention of making any acquisition for more than 44 Euros per share.

    Pearson expects to pay minimal tax on the disposal proceeds and to realise a non-operating profit of approximately £130 million on completion of the sale. Pearson intends to allocate the proceeds to the reduction of its net debt. In 2001, RTL Group will contribute approximately £35 million to Pearson's operating profits and, on the basis of our current expectations, Pearson expects the disposal to be earnings enhancing in 2002.

    Marjorie Scardino, Pearson's chief executive, said:

    "This transaction will enable us to focus all our efforts on the businesses we control as well as strengthening our balance sheet and enhancing our earnings and cash flow. We're proud of the television business we helped create that is now RTL and we wish all our colleagues there well for the future."

Ends

For more information:

Luke Swanson + 44 (0) 20 7010 2313/ 07770 381704
John Fallon + 1 646 229 4967

Notes to editors:

    1.  On 25 July 2000, Pearson TV merged with CLT-Ufa to create RTL Group. In exchange for Pearson TV, Pearson plc received a 22% stake in RTL Group, which is listed on the Luxembourg, Brussels and London stock exchanges. On conclusion of the transaction, Bertelsmann and its affiliates will own approximately 89% of RTL.

    2.  RTL Group is Europe's leading integrated broadcasting and content company, with 23 TV and 17 radio stations in nine European countries, as well as production activities in three dozen countries worldwide, including the US, Australia and South Africa. In the year to December 2000, RTL Group had proforma EBITA of 555 million Euros before restructuring and investments in new businesses.

    3.  John Makinson, Pearson's Finance Director, will hold a conference call to discuss this transaction on Friday 28 December at 1300 (UK time). Dial-in details for the conference call will be posted at www.pearson.com.

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SIGNATURE